Mr Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

19 September 2007

Re. British Sky Broadcasting Group plc

Form 20-F for the Fiscal Year Ended 30 June, 2007

Filed July 27, 2007

File No. 1-13488

Dear Mr Spirgel,

We are writing in response to your comment letter dated 5 September, 2007, relating to the Annual Report of British Sky Broadcasting Group plc (the “Group”) on Form 20-F for the fiscal year ended 30 June, 2007 (the “2007 Form 20-F”) and our letter dated 6 July 2007.

For ease of reference, the numbered responses below correspond to the numbered paragraphs of the comment letter. In order to assist in your review process, we have set forth the Staff’s comments and provided a response to each comment below.

Financial and operating review, page 28

1. We note that despite an increase in your revenues and subscriber base, your programming expense in 2007 decreased by 3%. Please expand your disclosure to explain whether you expect this trend to continue or change and the reasons why. Also please tell us in more detail how the news and entertainment programming costs decreased as a result of the “play out of older stock in the prior year.”

Response

In response to your comment, the Group proposes to include the following enhanced disclosure (to the extent to which it is applicable) in its Form 20-F for its fiscal year ending 30 June, 2008 (the “2008 Form 20-F”):

“The Group’s programming costs decreased by 3% in 2007, principally due to a one off receipt of £65 million, arising from certain contractual rights under one of the Group’s channel distribution agreements. We expect that programming costs will increase in future years due to the non-recurring nature of this receipt, the anticipated intensifying competition for programming, and as a result of our successful bid for four of the six available packages (each of 23 games) of exclusive live UK television rights to FAPL football from the beginning of the 2007/08 season to the end of the 2009/10 season. However, over the longer term the Group expects programming costs to increase at a slower rate than the increase in revenues. We do expect fluctuations in programming expense on an absolute basis as the relative timing of license period commencement dates for our programming portfolio may differ year on year.”

1

In response to your comment in respect of programming cost movements, during the 2006 fiscal year, the Group made scheduling decisions which resulted in the broadcast of programming held in stock with higher associated cost compared to programming that was scheduled in the 2007 fiscal year, resulting in decreased costs in the 2007 fiscal year.

Liquidity and capital resources, page 29

2. We note your response to prior comment 2. Please disclose whether you were in compliance with all your borrowing covenants for the periods presented.

Response

In response to your comment, the Group is in compliance with all borrowing covenants for all periods presented in the 2007 Form 20-F. The Group proposes to disclose the information below in its Liquidity and capital resources section of its Form 6-K for its fiscal half year ending 31 December, 2007 (the “2008 Form 6-K”) and 2008 Form 20-F to the extent applicable:

“We are subject to two financial covenants under our revolving credit facility, a maximum leverage ratio and a minimum coverage ratio. For all periods presented, we were in compliance with these covenants.”

The Group also respectfully advises the Staff that disclosure was included in Note 21, Borrowings and non-current other payables, (iv) Revolving Credit Facility, to the 2007 Form 20-F, as set forth below, from which an investor could conclude that the revolving credit facility financial covenants were complied with.

“The RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1.

At 30 June 2007, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 1.8:1 (2006: 0.8:1). In the year ended 30 June, 2007, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 9.8:1 (2006: 11.2:1).”

Note1. (g). (i). Acquired and commissioned television programme rights, page 56

3. We note your response to prior comment 9. Please tell us and disclose if the asset and liability incurred under a licence agreement is recorded on a gross or present value basis.

Response

The Group’s assets and liabilities incurred under license agreements are recorded on a gross basis, as the effect of discounting is not material (this is monitored on a periodic basis). In this regard, the Group respectfully refers the Staff to Note 1. Accounting policies – Trade and other payables to the 2007 Form 20-F, which states the following:

“Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.”

The Group proposes to include the following enhanced disclosure in Note 1. Accounting policies – Inventories - Acquired and commissioned television programme rights in the 2008 Form 20-F:

“Programme inventories are stated on a gross basis, at the lower of cost and net realisable value (‘‘NRV’’), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date."

Note 18. Trade and other receivables, page 68

4.	We note your response to prior comment 3. Please tell us the period of your normal operating cycle for prepayments and why it exceeds one year.

Response

At 30 June, 2007, the Group had prepayments of £27 million (2006: £73 million) due in more than one year of which Nil (2006: £46 million) related to amounts paid in advance for programming rights and £27 million (2006: £27 million) related to amounts paid in advance for transponder capacity contracts associated with the Group’s satellite operations.

Programming rights: In accordance with the guidance provided in paragraph 59 of IAS 1, the Group’s normal operating cycle for broadcasting has been assessed as approximately 18 months, being the period between acquisition of programming inventory for use in broadcasts and realisation in cash. This period is consistent with the average amortisation period for sports and movies programming.

Transponder capacity: The Group had historically viewed transponder capacity prepayments as part of the normal operating cycle for broadcasting, thereby resulting in its inclusion within Current assets. On consideration of this comment, the Group reassessed this conclusion, and now considers this view unsupportable.

Accordingly, the Group believes there is a misclassification in prepayments between current and non-current assets of £27 million as at 30 June, 2007 and 2006. This misclassification has been considered, quantitatively and qualitatively by management, in light of the guidance in Staff Accounting Bulletin 99 — Materiality. Management has concluded that this missclassification is immaterial to the financial statements overall; appropriate revisions will be made in the financial statements to be included in the 2008 Form 20-F.

5.	Please tell us the nature of the trade receivables for which you recognise an increased provision for impairment in 2007. We note that the provision as a percentage of the gross trade receivables increased significantly over the year.

Response

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]

Note 31 (3). Derivative accounting, page 84

6.	We note your response to prior comment 6. For each hedge relationship in which you rely on matching the critical terms of the hedged item and hedging instrument to test effectiveness under US GAAP, please provide the following information.

	•	Identify the hedging instrument, the hedged item and the nature of the risk being hedged. We note your disclosure in the fourth paragraph.

	•	Tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedge relationship and on an ongoing basis.

	•	Tell us if there are any known sources of variability between the hedge and the hedged item that are not perfectly matched. For each hedge relationship with a known source of effectiveness, please provide the following information.

		i.	Describe the known source of ineffectiveness.

		ii.	Tell us why you believe the hedge relationship is expected to be highly effective.

		iii.	Tell us how you analyzed the hedge relationship to determine if the hedges were highly effective and whether you measured the ineffectiveness for all periods.

Response

The Group adopts hedge accounting for three different types of hedge relationships, all of which rely on a qualitative assessment for prospective effectiveness based on the critical terms of the hedged item matching those of the hedging instrument (under both US GAAP and IFRS). The three types of hedge relationships are:

1.	Cash flow hedge accounting for foreign exchange risk relating to forecast transactions (US Dollar-denominated programming creditor payments) using forward contracts and currency options (collars).

2.	Cash flow hedge accounting for interest rate and foreign exchange risk relating to the Group’s US dollar-denominated debt using cross currency swaps.

3.	Fair value hedge accounting for interest rate risk relating to certain of the Group’s fixed rate bonds using interest rate swaps.

The hedge accounting under IFRS and US GAAP for each of these types of hedge relationships is covered in Note 1– Accounting Policies and Note 22 – Derivatives and other financial instruments in the 2007 Form 20-F; GAAP differences are discussed in Note 31 of the 2007 Form 20-F.

The Group uses the methodology described in IAS 39 paragraph AG 108 and FAS 133 paragraph 65 for the qualitative prospective assessment of effectiveness of hedging relationships in which the critical terms match. For foreign exchange hedging, those critical terms include the maturity and inception dates, the notional and principal amounts and the currency of denomination. For interest rate hedging, critical terms include notional and principal amounts, repricing dates, term, cash flow dates and the interest rate basis. For both interest rate and foreign exchange hedging, the derivatives must have a fair value of zero on inception of the hedging relationship.

We respectfully advise the Staff that we do not apply the matched terms method as described under FAS 133, paragraph 65 in its entirety; i.e., we do not rely on matched terms for retrospective assessment of effectiveness. For retrospective assessment, we perform a cumulative dollar offset test by comparing the cumulative changes in fair value of the hedged items (or changes in expected cash flows) with the cumulative changes in fair value of the hedging instrument due to the risk being hedged.

•	Identify the hedging instrument, the hedged item and the nature of the risk being hedged. We note your disclosure in the fourth paragraph.

Cash flow hedge accounting for foreign exchange risk relating to forecast transactions; The Group has designated a number of forward exchange contracts and currency collars (the hedging instruments) as cash flow hedges of foreign exchange risk (the nature of the hedged risk) relating to approximately 80% of US dollar denominated programming creditor payments (the hedged items). The Group respectfully refers the Staff to Note 22 Derivatives and other financial instruments (page 72) – Foreign exchange risk – paragraphs 2 and 3, where these details are disclosed.

Cash flow hedge accounting for interest rate and foreign exchange risk relating to the Group’s US Dollar-denominated debt using cross currency swaps; The Group has designated a number of cross-currency swap agreements (the hedging instrument) as cash flow hedges of the Group’s exposure to foreign exchange risk (US dollar) and US dollar benchmark interest rates (US LIBOR) (the nature of the hedged risk) on certain of the Group’s US dollar denominated Guaranteed notes (the hedged items). The Group respectfully refers the Staff to Note 22 Derivatives and other financial instruments (page 71) – Interest rate risk - paragraph 2 and 3, where these details are disclosed.

Fair value hedge accounting for interest rate risk relating to certain of the Group’s fixed rate bonds using interest rate swaps: The Group has designated a number of interest rate swap agreements (the hedging instruments) as fair value hedges of the benchmark interest rate risk, US LIBOR (the nature of the hedged risk) relating to a number of the Group’s Guaranteed notes (the hedged items). The Group respectfully refers the Staff to Note 22 Derivatives and other financial instruments (page 72) – Interest rate risk - paragraph 4, where these details are disclosed.

•	Tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedge relationship and on an ongoing basis.

In relation to the effectiveness testing processes for the Group’s cash flow hedges (both for foreign exchange risk on forecast transactions and interest rate and foreign exchange risk on US dollar-denominated debt), prospective effectiveness is assessed at inception and throughout the life of the hedge relationship, on a quarterly basis, through a comparison of the principal (critical) terms of the hedging instrument and the underlying hedged item, including the likelihood of default by the derivative counterparty. At the end of each quarter, retrospective effectiveness is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. Any excess in the cumulative change in fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised immediately in the income statement. The Group uses a range of 80% to 125% for hedge effectiveness and any relationship which falls outside this range is deemed to be ineffective and hedge accounting is suspended. The Group respectfully refers the Staff to Note 1 Accounting policies – (f) Derivative financial instruments and hedging activities (page 56) – Derivatives that qualify for cash flow hedge accounting - paragraph 2, where these details are disclosed.

In relation to fair value hedge accounting of interest rate risk relating to certain of the Group’s fixed rate bonds using interest rate swaps, prospective effectiveness is assessed quarterly, through a comparison of the principal terms of the hedging instrument and the underlying hedged item, including the likelihood of default by the derivative counterparty. The retrospective effectiveness of the Group’s fair value hedges is calculated quarterly using the dollar-offset approach, with movements in the fair value of the hedged item being compared to movements in the fair value of the hedging instrument.

The Group proposes to disclose the information below in Note 1. Accounting policies - Derivatives that qualify for fair value hedge accounting section in its 2008 Form 6-K and its 2008 Form 20-F to the extent applicable:

“Prospective effectiveness is assessed quarterly, through a comparison of the principal terms of the hedging instrument and the underlying hedged item, including the likelihood of default by the derivative counterparty. The retrospective effectiveness of the Group’s fair value hedges is calculated quarterly using the dollar-offset approach, with movements in the fair value of the hedged item being compared to movements in the fair value of the hedging instrument. The Group uses a range of 80% to 125% for hedge effectiveness and any relationship which has ineffectiveness outside this range in any given quarter is deemed to be ineffective and hedge accounting is suspended.”

•	Tell us if there are any known sources of variability between the hedge and the hedged item that are not perfectly matched.

At times, the critical terms of the Group’s designated hedges may not perfectly match those of the underlying hedged items, giving rise to potential ineffectiveness. Where this is the case, the potential level of ineffectiveness is assessed to ensure that it is not material. For example, the counterparty credit risk inherent in the Group’s derivatives is a potential source of ineffectiveness. However, to minimise this risk, the Group only executes derivatives with counterparties that have a long term credit rating of ‘A’ or better (this is disclosed in Note 22 Derivatives and other financial instruments (page 72) – Credit risk). As such, the Group believes that the potential ineffectiveness due to credit risk is not more than a de minimis amount.

7.	Please refer to the third paragraph. Tell us more in detail the nature of this transaction and why your accounting is appropriate under IFRS and US GAAP. Refer to your basis in the accounting literature.

Response

Note 31 Summary of difference between IFRS and US GAAP – (3) Derivative accounting – paragraph (3)

The paragraph in question refers to the Group’s treatment (under US GAAP) of forward points relating to forward contracts used to hedge the currency exposure arising on forecast US Dollar-denominated programming creditor payments. The value of forward points in forward contracts is treated differently under IFRS and US GAAP. The preceding paragraph to that which the Staff refers to, covers the treatment applied in accordance with IFRS.

Under IFRS, the Group applies the cash flow hedge accounting criteria contained in IAS 39, paragraphs 95 to 97. To the extent that the hedge relationship is determined to be effective, movements in the fair value of the hedging instrument are stored in a hedging reserve (included in shareholders’ equity) up to the point that the programming creditor is recognised as a liability, and are then recycled to the income statement in line with the recognition of the underlying hedged programming stock costs. Consistent with IAS 39 implementation guidance F.5.6, fair value movements of the hedging instrument arising after the point that the creditor is recognised on balance sheet are taken directly to the income statement. The Group respectfully refers the Staff to Note 31 Summary of difference between IFRS and US GAAP – (3) Derivative accounting – paragraph (2), where this treatment is also outlined.

The above IFRS treatment is not permitted by US GAAP and as such, the Group applies an alternative methodology, as described in DIG H15, Foreign Currency Hedges: Using a Forward Contract to Hedge a Forecasted Foreign Currency Transaction That Becomes Recognised. Under DIG H15 guidance, to the extent that the hedge relationship is determined to be effective, the gain or loss on the derivative (which includes movements in spot and forward rates) is reported in Other Comprehensive Income (OCI) during the period prior to the forecasted purchase. The value corresponding to forward points (difference between the spot rate and forward rate in the derivative) at inception of the hedge is released to the income statement on a pro-rata basis in line with the recognition of the underlying hedged programming stock costs and over the period during which the programming creditor is on balance sheet. Based on quantitative and qualitative assessments, this treatment is not materially different than using the functional currency interest rate implicit in the hedging relationship as a result of entering into the derivative. Movements in the fair value of the derivatives relating to spot rates are also stored in OCI until the programming creditor is recognised on the balance sheet. From the point that the creditor is recognised on balance sheet, all further movements relating to spot rates in the derivatives are taken to the income statement in order to offset the foreign exchange gains and losses related to the creditor balance.

Note 23 Share capital, pages 129-132

8.	We note your response to prior comment 20. Please supplementally confirm to us that the share based option plans are substantially similar and thus aggregation will satisfy the requirements set forth in paragraphs 44 and 45 (a) of IFRS 2. In this regard, we note that certain of the plans contain specific performance targets such as inflation-indexed earnings growth, TSR performance, or performance against operational targets, while some had no performance criteria attached.

Response

In response to your comment, the Group respectfully refers the Staff to the description of the six different share based option plans currently in operation across the Group and the number of options outstanding under each one, as disclosed in Note 23 Share capital. The Group believes that the separate disclosures of each plan satisfy the requirements of paragraph 45(a) of IFRS 2, in terms of providing disaggregated information where necessary.

With regard to the broad requirements of paragraph 44 of IFRS 2, the Group believes that additional information would assist readers in further understanding the nature and extent of share-based payment arrangements that existed during the period. We therefore intend to include the remaining information required by paragraphs 45(b) through (d) on a disaggregated basis. In our 2008 Form 20-F we intend to present additional disclosures for the Executive Share Option Scheme, the Sharesave Scheme and the Senior Management Schemes. The Senior Management Schemes comprise the Management LTIP, the LTIP, the KCP and EBP which we believe are substantially similar and thus aggregation is appropriate. These additional disclosures, including full comparative information, will be provided in our 2008 Form 20-F.

In response to the Staff’s comments, the Group has included suggested expanded disclosure as requested. The Group believes that this additional information, while providing more detail to the disclosure, would not have changed the judgment of a reasonable person relying on the Group’s financial statements. The Group therefore respectfully proposes to the Staff that, rather than amend the 2007 Form 20-F, the Group instead includes the information provided in response to the Staff’s comments in future filings. It should be noted that the Group currently expects to file its 2008 Form 6-K by early February 2008 and its 2008 Form 20-F by early August 2008.

We confirm that the Group is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of British Sky Broadcasting Group plc, we thank you for your consideration of our responses. Please let us know if you have any further comments or require any further information or clarification.

Sincerely,

Jeremy Darroch
Chief Financial Officer